UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No 3

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

CARDAX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

$0.001 par value per share

(Title of Class of Securities)

14141D102

(CUSIP Number of Class of Common Stock)

David G. Watumull

Cardax, Inc.

2800 Woodlawn Drive, Suite 129

Honolulu, Hawaii 96822

(808) 457-1400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Richard M. Morris, Esq.

Herrick, Feinstein LLP
2 Park Avenue

New York, New York 10016

(212) 592-1400

CALCULATION OF FILING FEE:

Transaction Valuation:	Amount of Filing Fee:
$ 8,588,792.42(a)	$1,069.30(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the Cardax, Inc. (the “Company”) to holders of its $0.625 warrants (“Original Warrants”) to exchange up to 27,705,782 of such Original Warrants, plus a fee of $0.15 per Original Warrant (“Exchange Payment”) for an equal number of shares of common stock of the Company (“Exchange Offer”). The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that 27,705,782 outstanding Original Warrants are tendered in the Exchange Offer, and was determined using $0.31 per Original Warrant, which represents the average of the bid and ask price of the Company’s common stock on May 1, 2018 on the OTCQB.

(b)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) and (g) under the Securities Act of 1933, computed based upon the average of the bid and ask price per share of the Company’s common stock on May 1, 2018 on the OTCQB.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,069.30

Form or Registration Number: Registration Statement on Form S-4 (File No. 333-224619)

Filing Party: Cardax, Inc.

Date Filed: May 2, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cardax, Inc., a Delaware corporation (the “Company”) on June 15, 2018 and amended on June 20, 2018 and June 21, 2018 (as amended, the “Schedule TO”), in connection with the Company’s offer to exchange each issued and outstanding warrant that provided the holder the right to purchase a share of common stock of the Company, par value $0.001 per share (“Common Stock”) at $0.625 per share (each, an “Original Warrant”) and payment by the holder of $0.15 in cash (the “Exchange Payment”), for one share of Common Stock, which constitutes the “Exchange Offer”.

To date, Original Warrants representing approximately 8 million shares of Common Stock have been tendered in the Exchange Offer.

This Amendment No. 3 to the Schedule TO should be read in conjunction with the Schedule TO, the Offer Letter and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

This Amendment No. 3 amends the Schedule TO to extend the expiration date for the Exchange Offer to July 27, 2018 and, accordingly: (i) amend Item 1, Item 10 and Item 12 and (ii) add exhibits to the index of exhibits. Except as amended hereby to the extent specifically provided herein, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

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Items 1. Summary Term Sheet.

Items 1 of the Schedule TO is hereby amended to replace the response to the question “When will the Exchange Offer commence and expire, and may the Exchange Offer be extended?” with the following disclosure:

When will the Exchange Offer commence and expire, and may the Exchange Offer be extended?

●

The Exchange Offer commenced on June 22, 2018 (the “Commencement Date”). The Exchange Offer was previously scheduled to expire on July 23, 2018 at 5:00 p.m., New York City time. The Exchange Offer has been extended, and will now remain open until 5:00 p.m., New York City time, on July 27, 2018 (“Expiration Date”). We will issue the Exchange Shares promptly after the Expiration Date. Throughout the Schedule TO, the Offer Letter, the Letter of Transmittal and other offering materials, all references to the Expiration Date are hereby amended to extend the Expiration Date until 5:00 p.m., New York City time, on July 27, 2018.

●	Any extension, termination, or amendment of the Exchange Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date.

Item 10. Financial Statements.

The first paragraph in Section 3. Description of the Transaction in the Notes to Pro Forma Condensed Consolidated Financial Statements is amended and restated as follows:

“The Company is offering to exchange each issued and outstanding Original Warrant together with the Exchange Payment for an Exchange Share. The Company will accept for exchange any and all Original Warrants validly tendered at any time prior to 5:00 p.m., New York City time, during the period (the “Exchange Period”) beginning on the commencement date of this Exchange Offer on June 22, 2018 (the “Commencement Date”), and continuing until July 27, 2018 (the “Expiration Date”). The Company will issue the Exchange Shares promptly after the Expiration Date. The Company will accept for exchange any Original Warrant held by any person other than the original holder if such Original Warrant is transferred in accordance with the terms of the Original Warrant and applicable federal and state securities laws. Holders may elect to participate in the Exchange Offer with respect to some, all or none of their Original Warrants. If a holder chooses not to participate in the Exchange Offer, the holder’s Original Warrants will remain in full force and effect, as originally issued with an exercise price of $0.625 per share and will retain in all respects their original terms and provisions.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

Exhibit Number	Description

(a)(5)(c)	Current Report on Form 8-K (as filed with the SEC on July 23, 2018 and incorporated herein by reference).

(a)(5)(d)	Press Release (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 23, 2018).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

CARDAX, INC.

By:	/s/ David G. Watumull
Name:	David G. Watumull
Title:	President & Chief Executive Officer

Date: July 24, 2018

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Letter to Warrant Holders (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 2, 2018).

(a)(1)(b)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 2, 2018).

(a)(1)(c)	Summary Term Sheet (incorporated herein by reference to Exhibit (a)(1)(c) to the Company’s Schedule TO, filed with the SEC on June 15, 2018).

(a)(1)(d)	Summary Term Sheet (incorporated herein by reference to Exhibit (a)(1)(d) to the Company’s Amendment No. 1 to Schedule TO, filed with the SEC on June 20, 2018).

(a)(1)(e)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Amendment No. 2 to the Registration Statement on Form S-4, filed with the SEC on June 20, 2018).

(a)(1)(f)	Summary Term Sheet (incorporated herein by reference to Exhibit (a)(1)(d) to the Company’s Amendment No. 1 to Schedule TO, filed with the SEC on June 21, 2018).

(a)(1)(g)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Amendment No. 3 to the Registration Statement on Form S-4, filed with the SEC on June 21, 2018).

(a)(4)(a)	Registration Statement on Form S-4 (as filed with the SEC on May 2, 2018 and incorporated herein by reference).

(a)(4)(b)	Amendment No. 1 to Registration Statement on Form S-4 (as filed with the SEC on June 14, 2018 and incorporated herein by reference).

(a)(4)(c)	Amendment No. 2 to Registration Statement on Form S-4 (as filed with the SEC on June 20, 2018 and incorporated herein by reference).

(a)(4)(d)	Amendment No. 3 to Registration Statement on Form S-4 (as filed with the SEC on June 21, 2018 and incorporated herein by reference).

(a)(5)(a)	Current Report on Form 8-K (as filed with the SEC on May 2, 2018 and incorporated herein by reference).

(a)(5)(b)	Press Release (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 2, 2018).

(a)(5)(c)	Current Report on Form 8-K (as filed with the SEC on July 23, 2018 and incorporated herein by reference).

(a)(5)(d)	Press Release (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 23, 2018).

(d)(1)	Form of Class A Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(2)	Form of Noteholder Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(3)	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(4)	Form of Financial Consultant Warrant (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

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